

November 12, 2010

Brian Kistler
Chief Executive Officer
Titan Holding Group, Inc.
531 Airport North Office Park
Fort Wayne, IN 46825

> **Re:** **Titan Holding Group, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed November 3, 2010**
> **File No. 333-168920**

Dear Mr. Kistler:

We have reviewed your registration statement and have the following comments.

Prospectus Summary

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 5

The Company, page 5

Our Business, page 5

1. We note your response to comment one in our letter dated October 29, 2010, and have the following comments.
    *   Please revise your disclosure to describe in plain English the material terms of the Sales Representative Agreement with Freedom Energy Holdings. In this regard, we note that you use a series of defined terms, such as "FFH, Inc.," "Customer," "Company," and "Representative" and appear to describe terms inapplicable to your relationship with Freedom Energy Holdings, such as joint venture arrangements and manufacturing rights.
    *   Please delete your reference to the Sales Representative Agreement being "attached as an exhibit to this prospectus." You may, however, indicate that you have "filed" such agreement as an exhibit "to the registration statement of which your prospectus forms a part."
    *   Please describe Freedom Energy Holdings' operations and disclose when it began those operations . We note that Mr. Kistler retired from his position with Raymond James in December 2005 to focus on the development of Freedom Energy Holdings, Inc.

2. We note your response to comment 11 in our letter dated October 29, 2010. Under an appropriate heading, please disclose the methods of competition in your industry as previously requested.

Risk Factors, page 7

3. We note your additional disclosure on page 5 that "Mr. Kistler, while marketing licensing
    agreements for KC 9000® for Freedom Energy Holdings, also markets KC 9000® for us to
    the end user." Please tell us what consideration you have given to providing risk factor
    disclosure regarding the potential conflicts of interest between Mr. Kistler licensing rights to
    sell the KC 9000® on behalf of Freedom Energy Holdings to potential competitors of Titan
    Holding Group while also selling the KC 9000® product to end users on behalf of Titan
    Holding Group. In addition, please address whether you have any policies or procedures in
    place for resolving such conflicts.

Item 11. Information with Respect to the Registrant, page 17

Description of Business, page 17

Industry Overview, page 19

4. We reissue comment 13 in our letter dated October 29, 2010. We note that you continue to
    state under this heading that you "sell petroleum treatment products throughout the U.S." As
    previously requested, please revise your disclosure to accurately describe the region in which
    you presently sell your petroleum treatment product, KC 9000®, which appears to be limited
    to Kansas. In this regard, we note the disclosure on page five that Kansas is "the present
    focus of [y]our marketing efforts."

        You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments
on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at
(202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Clifford J. Hunt, Esq.
       Law Office of Clifford J. Hunt P.A. (via facsimile to (727) 471-0447)